Exhibit 99.1

Beamr Imaging Ltd. Announces Pricing of $12 Million Public Offering

Herzliya, Israel, Feb. 12, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (Nasdaq: BMR) (“Beamr” or the “Company”), a leader in video optimization technology, today announced the pricing of an underwritten public offering of 1,714,200 ordinary shares. Each ordinary share is being sold at a public offering price of $7.00 per share for gross proceeds of approximately $12 million, before deducting underwriting discounts and offering expenses. All of the ordinary shares are being offered by the Company. In addition, Beamr has granted the underwriters a 45-day option to purchase up to an additional 257,100 ordinary shares to cover over-allotments at the public offering price, less the underwriting discount.

The Company intends to use the net proceeds for research and development efforts, sales and marketing activities, cloud operating costs, as well as general and administrative corporate purposes, including working capital and capital expenditures.

The offering is expected to close on February 15, 2024, subject to satisfaction of customary closing conditions.

ThinkEquity is acting as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-272257) relating to the shares was filed with the Securities and Exchange Commission (“SEC”) and became effective on February 12, 2024. This offering is being made only by means of a prospectus. Copies of the final prospectus, when available, may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004.  The final prospectus will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include the expected gross proceeds from the public offering, the use of proceeds from the offering and the expected closing date of the offering. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on April 24, 2023 and in subsequent filings with the SEC, including in the final prospectus related to the public offering filed with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact

investorrelations@beamr.com